UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

KYTHERA BIOPHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

501570105

(CUSIP Number)

A. Robert D. Bailey

Allergan plc

Chief Legal Officer and Corporate Secretary

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

(862) 261-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew W. Ment

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

August 4, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501570105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS ALLERGAN PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,306,642*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,306,642*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,306,642*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Beneficial ownership of the Common Stock (as defined below) of KYTHERA (as defined below) is being reported hereunder solely because the Reporting Person (as defined below) may be deemed to have beneficial ownership of such Common Stock as a result of the matters described in Item 3, Item 4 and Item 5 of the Schedule 13D, as amended by this Amendment No. 2. Neither the filing of the Schedule 13D nor this Amendment No. 2 nor any of their contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act (as defined below), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. The percentage calculation is based on 26,285,460 shares of Common Stock outstanding as of August 4, 2015 (as provided by KYTHERA) and 485,432 shares of Common Stock underlying stock options that are held by the Supporting Stockholders that are exercisable as of August 4, 2015 or will become exercisable within 60 days thereafter.

CUSIP No. 501570105	SCHEDULE 13D

SCHEDULE 13D

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 (the “Exchange Act”), this Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D filed by Allergan plc (“Allergan” or the “Reporting Person”), a company incorporated under the laws of Ireland, with the Securities and Exchange Commission (the “SEC”) on June 29, 2015, as amended by Amendment No. 1 thereto filed with the SEC on July 2, 2015 (as previously amended, the “Schedule 13D”).

This Amendment No. 2 relates to the common stock, par value $0.00001 per share (“Common Stock”), of KYTHERA Biopharmaceuticals, Inc., a Delaware corporation (“KYTHERA”). Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

The second sentence of the first paragraph of Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

“The principal business address of the Reporting Person is Clonshaugh Business and Technology Park, Coolock, Dublin, D17 E400, Ireland.”

The second paragraph of Item 2 of the Schedule 13D is hereby supplemented as follows:

“Notwithstanding the third sentence of the introductory paragraph of Schedule A of the Schedule 13D, unless otherwise indicated, the business address of each of the persons listed thereon is Clonshaugh Business and Technology Park, Coolock, Dublin, D17 E400, Ireland.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

“The Supporting Stockholders entered into the Amended and Restated Voting Agreement described in Item 4 (the terms of which are hereby incorporated by reference) as an inducement to Allergan’s willingness to enter into the Amended and Restated Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). The shares of Common Stock to which this Amendment No. 2 relates have not been purchased by Allergan and no payments were made by or on behalf of Allergan in connection with the execution of the Amended and Restated Voting Agreement.”

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

“On August 4, 2015, Allergan entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) with Merger Sub and KYTHERA. The Amended and Restated Merger Agreement amends and restates in its entirety the Merger Agreement, as amended by Amendment No. 1 thereto (as amended, the “Original Merger Agreement”).

Pursuant to the Amended and Restated Merger Agreement, Allergan and KYTHERA have agreed to revise the structure of the Merger to provide that the aggregate $75.00 per share merger consideration to be paid to KYTHERA stockholders will be paid entirely in cash, instead of 80% cash and 20% stock as provided for under the Original Merger Agreement. The other terms of the Amended and Restated Merger Agreement are substantially similar to those in the Original Merger Agreement.

Concurrently with the execution and delivery of the Amended and Restated Merger Agreement, on August 4, 2015, each of the Supporting Stockholders entered into an Amended and Restated Stockholder Voting Agreement

CUSIP No. 501570105	SCHEDULE 13D

with Allergan (the “Amended and Restated Voting Agreement”). The Amended and Restated Voting Agreement amends and restates in its entirety the Voting Agreement (which is also referred to herein as the “Original Voting Agreement”).

Pursuant to the Amended and Restated Voting Agreement, each Supporting Stockholder has agreed, among other things and subject to the terms thereof, to vote certain shares of Common Stock beneficially owned by such Supporting Stockholder in favor of the Merger and against certain matters, including other proposals to acquire KYTHERA. In the aggregate, there are 1,306,642 shares of Common Stock beneficially owned by the Supporting Stockholders and subject to the terms of the Amended and Restated Voting Agreement (the “Subject Shares”), consisting of (i) 821,210 shares of Common Stock held by the Supporting Stockholders, in the aggregate, as of August 4, 2015 and (ii) 485,432 shares of Common Stock, in the aggregate, underlying stock options that are held by the Supporting Stockholders that are exercisable as of August 4, 2015 or will become exercisable within 60 days thereafter.

The other terms of the Amended and Restated Voting Agreement are substantially similar to those in the Original Voting Agreement.

The foregoing descriptions of the (i) Amended and Restated Merger Agreement and the transactions contemplated thereby and (ii) the Amended and Restated Voting Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Amended and Restated Merger Agreement, which is filed as Exhibit 4 hereto and is incorporated herein by reference, and to the Amended and Restated Voting Agreement, which is filed as Exhibit 5 hereto and is incorporated herein by reference.

The purpose of the Merger is for Allergan to acquire the entire equity interest in KYTHERA. The Supporting Stockholders entered into the Amended and Restated Voting Agreement as an inducement to Allergan’s willingness to enter into the Amended and Restated Merger Agreement. Upon consummation of the Merger, KYTHERA will become a wholly owned subsidiary of Allergan, the shares of Common Stock will cease to be freely traded or listed, KYTHERA’s Common Stock will be de-registered under the Exchange Act, and Allergan will control the board of directors of KYTHERA and will make such other changes in the certificate of incorporation, bylaws, capitalization, management and business of KYTHERA as set forth in the Amended and Restated Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth or incorporated by reference in the Schedule 13D, as amended by this Amendment No. 2, Allergan does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Neither the Schedule 13D nor this Amendment No. 2 constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed acquisition by Allergan of KYTHERA, KYTHERA has filed with the SEC a preliminary proxy statement on Schedule 14A. When completed, the definitive proxy statement will be delivered to stockholders of KYTHERA. INVESTORS AND SECURITY HOLDERS OF KYTHERA ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the definitive proxy statement (when available) and other documents filed with the SEC by Allergan and KYTHERA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at http://www.allergan.com or by contacting Allergan’s Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by KYTHERA will be available free of charge on KYTHERA’s internet website at http://www.kythera.com or by contacting KYTHERA’s Investor Relations Department at (818) 587-4559.”

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated to read in their entirety as follows:

“(a) and (b)

CUSIP No. 501570105	SCHEDULE 13D

Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Amended and Restated Voting Agreement, the Reporting Person does not beneficially own any shares of Common Stock. For purposes of Rule 13d-3 (“Rule 13d-3”) under the Exchange Act, however, as a result of entering into the Amended and Restated Voting Agreement, the Reporting Person may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the Subject Shares as described in Item 4 above (the terms of which are hereby incorporated by reference). The 1,306,642 shares of Common Stock over which the Reporting Person may be deemed to have shared voting and dispositive power constitute approximately 4.9% of the shares of Common Stock outstanding (based on 26,285,460 shares of Common Stock outstanding as of August 4, 2015 (as provided by KYTHERA) and after giving effect to the exercise of options to purchase 485,432 shares of Common Stock underlying stock options that are held by the Supporting Stockholders that are exercisable as of August 4, 2015 or will become exercisable within 60 days thereafter). Notwithstanding the preceding, the Reporting Person hereby disclaims beneficial ownership of such shares of Common Stock and neither the Schedule 13D nor this Amendment No. 2 shall be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Amendment No. 2.”

Item 5(c) of the Schedule 13D is hereby supplemented as follows:

“The disclosures in Item 4 above are hereby incorporated by reference.”

Item 5(e) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(e) On August 4, 2015, as a result of entering into the Amended and Restated Voting Agreement, the shares of Common Stock over which the Reporting Person may be deemed to have shared voting and dispositive power ceased to constitute more than five percent of the shares of Common Stock outstanding, as described in the disclosures in Items 4, 5(a) and 5(b) above (which are hereby incorporated by reference).”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

“The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached to the Schedule 13D and this Amendment No. 2 are incorporated herein by reference. Other than the Amended and Restated Merger Agreement and the Amended and Restated Voting Agreement described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of KYTHERA, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.”

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit No.	Description

4	Amended and Restated Agreement and Plan of Merger, dated as of August 4, 2015, by and among Allergan plc, Keto Merger Sub, Inc. and KYTHERA Biopharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Allergan plc on August 5, 2015).

CUSIP No. 501570105	SCHEDULE 13D

5	Amended and Restated Stockholder Voting Agreement, dated as of August 4, 2015, by and between Allergan plc and each of the individuals or entities listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Allergan plc on August 5, 2015).

CUSIP No. 501570105	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2015	ALLERGAN PLC

	By:	/s/ A. Robert D. Bailey
	Name:	A. Robert D. Bailey
	Title:	Chief Legal Officer and Corporate Secretary